For Immediate Release

NORSAT ANNOUNCES 2013 THIRD QUARTER FINANCIAL RESULTS

Company posts EBITDA of $1.4 million and Revenue of $8.8 million

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, November 6, 2013, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2013 third quarter financial results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – November 6, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the third quarter ended September 30, 2013. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

($000’s) except per share amounts	Three months ended September 30				Nine months ended September 30
	2013	2012	Change	Change	2013	2012	Change	Change
	$	$	$	%	$	$	$	%

Revenue	8,788	10,997	(2,209)	(20%)	25,740	31,831	(6,091)	(19%)
Gross profit	3,583	4,560	(977)	(21%)	10,630	13,544	(2,914)	(22%)
Gross profit %	41%	41%	-		41%	43%	(2%)
EBITDA (1)	1,361	1,659	(298)	(18%)	2,977	3,549	(572)	(16%)
Net earnings from continuing operations	683	822	(139)	(17%)	2,009	4,182	(2,173)	(52%)
Net earnings from discontinued operations	-	153	(153)	100%	-	81	(81)	100%
Net earnings for the period	683	975	(292)	(30%)	2,009	4,263	(2,254)	(53%)
Net earnings per share – basic and diluted	0.01	0.02	(0.01)	(50%)	0.03	0.07	(0.04)	(57%)

Weighted average common shares outstanding	#	#			#	#
Basic	57,674	58,037			57,846	58,183
Diluted	57,677	58,039			57,874	58,185

(1) EBITDA is a Non-IFRS Measure that is defined in the Q3 2013 Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Third Quarter 2013 Overview

•	Third quarter revenue was $8.8 million, compared to $11.0 million during the same period in 2012
•	Gross margin remained consistent at 41% in the third quarter of 2013 compared to Q3 2012
•	Third quarter EBITDA was $1.4 million compared to $1.7 million in Q3 2012
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“We continued to broaden our product and service portfolio, diversify our customer base, and maintain tight control of costs as we responded to challenging market conditions in the third quarter of 2013,” said Dr. Amiee Chan, President and CEO of Norsat.

“The ongoing US government budget sequestration has significantly impacted our business by delaying customer projects and purchasing activity. Our total third quarter sales declined to $8.8 million, from $11.0 million a year ago, primarily as a result of the US situation, and to a lesser degree, ongoing economic uncertainty in some of our markets.”

“By maintaining strict cost discipline across our operations, we were successful in decreasing total third quarter expenses, excluding government funding and foreign exchange gains/losses, by $0.7 million, or 18%, compared to a year ago. This, in turn, helped us maintain positive EBITDA results.”

“Our efforts to diversify our business have also begun to gain traction. So far this year, we have successfully increased our market penetration in Europe, the Middle East and Latin America.”

“Our acquisition of CVG is also proving very positive, augmenting our product portfolio and enhancing our intellectual property within the Satellite Solutions and Microwave segments. As a result, we have been able to immediately enter new and additional markets for solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals.”

“The CVG portfolio contributed approximately $320,000 in revenues by the third quarter and has since led to a major new contract win. On October 9, 2013, we announced a $6.3 million order from Harris Corporation for the compact and efficient ATOM series solid state power amplifiers we acquired as part of the CVG transaction. Harris is an acknowledged industry leader and we believe this partner’s recognition of our product strengths will bolster Norsat’s reputation and could further our expansion into the BUC market for high power block upconverters.”

“In addition to these developments, we are seeing a general increase in customer activity in the Sinclair and Microwave segments. Taken together, we expect to see modest revenue improvements in the fourth quarter, compared to the third quarter just completed,” said Dr. Chan.

Financial Review

For the three months ended September 30, 2013

For the three months ended September 30, 2013, Norsat recorded total sales of $8.8 million, compared to $11.0 million in Q3 2012.

Sales from the Sinclair Technologies segment were $5.4 million, compared to $6.0 million during the third quarter of 2012, reflecting reduced government spending in Canada and the negative impact of the US government budget sequestration.

Third quarter Satellite Solutions sales were $0.9 million, compared to $2.4 million in Q3 2012. The year-over-year change primarily reflects reduced equipment and services sales to US government agencies impacted by budget sequestration.

Third quarter Microwave Products sales were also negatively affected by sequestration with sales declining to $2.5 million, from $2.7 million in Q3 2012.

On a consolidated basis, third quarter gross margin percentages were 41%, on par with Q3 2012 results. Gross margins from the Sinclair Technologies segment also held steady at 41% in both the 2013 and 2012 periods. Satellite Solutions gross margins declined significantly to 29% in the third quarter of 2013, from 40% in Q3 2012, impacted by higher proportion of lower-margin equipment and airtime sales. Microwave gross margins remained consistent at 44% in the third quarters of 2013 and 2012.

For the three months ended September 30, 2013, total expenses decreased to $2.9 million, from $3.8 million last year, as the Company tightened spending. Selling and distributing expenses decreased to $1.5 million, from $2.0 million in Q3 2012, reflecting reductions in personnel costs and sales commissions as a result of lower sales volumes.

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Third quarter general and administrative expenses decreased to $0.8 million, from $1.0 million. This year-over-year reduction reflects employee-related cost savings and a reduction in bonuses accrued due to lower sales volumes and earnings, partially offset by $0.1 million in acquisition costs related to the CVG transaction.

Third quarter direct product development expenses remained constant at $0.6 million as Norsat continued to invest in its product lines. Net product development costs declined to $0.2 million, from $0.3 million last year, reflecting slightly higher SADI claims in the third quarter of 2013.

For the three months ended September 30, 2013, other expenses decreased to $0.4 million, from $0.6 million in Q3 2012. The year-over-year change reflects a $0.2 million reduction in foreign exchange loss, together with a $0.1 million reduction in interest expenses as Norsat reduced its acquisition loan and promissory note payable balances.

The Company reported third quarter earnings before income taxes of $0.6 million, down slightly from $0.7 million in the same period last year. Third quarter net earnings from continuing operations were $0.7 million, or $0.01 per share basic and diluted, compared to $0.8 million, or $0.01 per share basic and diluted, in Q3 2012.

EBITDA for the three months ended September 30, 2013 was $1.4 million, compared to $1.7 million last year. The year-over-year change in EBITDA reflects a $1.0 million decrease in gross profit, partially offset by a $0.7 million reduction in operating expenses. The decrease in expenses reflects reduced sale commissions and bonuses accrued as a result of lower sales volumes and lower earnings in Q3 2013, lower G&A expenses from employee-related cost savings and slightly higher government contributions.

For the nine months ended September 30, 2013

For the nine months ended September 30, 2013, total sales were $25.7 million, compared to $31.8 million for the same period last year.

Sales from the Sinclair Technologies segment were $16.2 million, compared to $18.5 million during the first nine months of 2012. The year-over-year decrease reflects reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $3.9 million year-to-date, compared to $6.2 million during the same period in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services as a result of budget sequestration. Service revenues also declined as warranties and post-service contracts expired.

Microwave Products sales for the first nine months of 2013 were $5.7 million, compared to $7.1 million during the same period last year, again reflecting the impact of US budget sequestration.

On a consolidated basis, gross margin percentage was 41% for the nine months ended September 30, 2013, compared to 43% during the same period in 2012. The Microwave Products segment achieved gross margin of 44%, comparable with results from 2012. Margins from the Sinclair Technologies segment were 42%, compared to 44% in the first nine months of 2012, reflecting increased product warranty provision during the 2013 period. Satellite Solutions gross margin decreased to 33% from 38%, primarily reflecting a greater proportion of lower-margin revenues in the mix during 2013, especially related to airtime.

For the nine months ended September 30, 2013, total expenses decreased to $8.7 million, from $11.9 million during the same period in 2012.

Selling and distributing expenses decreased to $4.7 million, from $5.7 million during the first nine months of 2012, reflecting reduced personnel expenses and a decrease in sales commissions as a result of lower sales volumes.

General and administrative expenses decreased to $3.0 million year-to-date, from $3.8 million during the same period in 2012. The reduction in G&A expenses reflects the absence of approximately $0.3 million in severance costs paid in Q1 2012 for the former President of Sinclair, together with a $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013. These savings were partially offset by CVG transaction-related costs of approximately $0.1 million.

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Direct product development expenses increased to $2.5 million during the nine months ended September 30, 2013, from $2.1 million during the same period in 2012. This increase reflects investments made to accelerate development of the newly acquired CVG product lines. On March 28, 2013, Norsat secured a new repayable government contribution under the SADI program, which enables the Company to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one quarter of contribution in the first quarter of 2012. Accordingly, claims for the nine months ended September 30, 2013 were $1.7 million, compared to $0.9 million during the same period in 2012. As a result, net product development costs declined to $1.0 million for the nine months ended September 30, 2013, from $1.6 million during the same period in 2012.

Other income for the first nine months of 2013 was $31,094, compared to other expenses of $0.8 million during the same period in 2012. This increase in other income was driven by a $0.7 million foreign exchange gain realized as the US dollar strengthened against the Canadian dollar, and by a $0.2 million decrease in interest expenses resulting from the reduction in acquisition loan and promissory note payable balances.

For the nine months ended September 30, 2013, earnings before income taxes increased to $1.9 million, from $1.7 million during the same period in 2012.

Net income tax recovery was $0.1 million in the first nine months of 2013, compared to $2.5 million during the same period in 2012. The significant income tax recovery in the 2012 period resulted from the reorganization of Norsat’s legal structure.

Nine month net earnings from continuing operations decreased to $2.0 million, or $0.03 per share, basic and diluted, from $4.3 million, or $0.07 per share, basic and diluted, during the same period in 2012. The higher earnings in the 2012 period reflect the positive impact of the $2.5 million net income tax recovery.

EBITDA for the nine months ended September 30, 2013 was $3.0 million, compared to $3.6 million last year. The change in EBITDA reflects a $2.9 million reduction in gross profit contributions resulting from lower sales volumes in the current period, partially offset by a $2.3 million decrease in operating expenses. The decrease in expenses reflects reduced sale commissions as a result of lower sales volumes, lower G&A expenses from the reduction in bonuses accrued due to lower sales volumes and lower earnings, and higher government contributions.

Financial Position

Norsat ended the third quarter with cash and cash equivalents of $2.6 million, compared to $5.1 million as at December 31, 2012. The $0.5 million purchase price for the CVG transaction was financed with cash from operations.

In connection with its acquisition of Sinclair in January 2011, the Company secured a non-revolving acquisition loan of $12.0 million and a promissory note payable of $0.7 million, for a total of $12.7 million. As at September 30, 2013, the promissory note had been fully repaid and the acquisition loan balance had been reduced to $5.0 million. Norsat is fully in compliance with its bank covenants.

The Company also had access to undrawn credit facilities totaling $4.2 million as at November 5, 2013. Working capital as at September 30, 2013 was $9.3 million, compared to $7.5 million at December 31, 2012. The current ratio as at September 30, 2013 was 1.8 times, compared to 1.5 times as at December 31, 2012.

Outlook

While the US government budget sequestration and ongoing economic uncertainties continue to have a negative impact on market demand, Norsat anticipates modest revenue improvement in the fourth quarter of 2013 as customer activity in the Sinclair and Microwave segments begins to increase. Sales in the Microwave segment should be further supported by the Company’s diversification activities, including the addition of the CVG product portfolio and the recent and related win of the $6.3 million Harris contract.

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Going forward, Norsat will continue to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. The Company is continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. It is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, are creating excellent conditions for realizing growth through business combinations. Norsat will continue to actively pursue merger and acquisition opportunities that provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

Norsat will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions provided to customers. In addition, the Company continues to evaluate other strategic opportunities for improving its overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

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Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$ 2,622,048	$ 5,053,445
Trade and other receivables	6,584,371	7,093,169
Inventories	11,333,752	9,039,415
Prepaid expenses and other	492,201	624,025
Assets held for sale	24,978	-
Current assets	21,057,350	21,810,054
Non-current assets
Property and equipment, net	1,180,189	941,352
Intangible assets, net	7,748,310	8,544,267
Goodwill	5,232,859	5,388,501
Long-term prepaid expenses and other	9,340	26,295
Deferred income tax assets	4,172,000	4,172,000
Non-current assets	18,342,698	19,072,415
Total assets	$ 39,400,048	$ 40,882,469

LIABILITIES
Current liabilities
Trade and other payables	$ 2,658,125	$ 2,340,985
Accrued liabilities	2,239,706	3,482,535
Provisions	994,836	385,950
Promissory note payable	-	693,129
Taxes payable	188,810	174,939
Deferred revenue	734,415	231,068
Current liabilities before acquisition loan	6,815,892	7,308,606
Acquisition loan	4,961,288	6,953,255
Current liabilities	11,777,180	14,261,861
Non-current liabilities
Long-term deferred revenue	15,428	22,344
Deferred income tax liabilities	2,109,817	2,364,702
Non-current liabilities	2,125,245	2,387,046
Total liabilities	13,902,425	16,648,907
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(318,255)	(131,474)
Contributed surplus	4,221,916	4,041,715
Accumulated other comprehensive income	(486,739)	251,826
Deficit	(17,769,947)	(19,779,153)
Total shareholders' equity	25,497,623	24,233,562
Total liabilities and shareholders' equity	$ 39,400,048	$ 40,882,469

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Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Revenue	$ 8,788,047	$ 10,997,204	$ 25,739,913	$ 31,831,139
Cost of sales	5,205,414	6,437,329	15,109,853	18,286,937
Gross profit	3,582,633	4,559,875	10,630,060	13,544,202

Expenses:
Selling and distributing expenses	1,486,965	1,965,095	4,667,320	5,681,417
General and administrative expenses	847,178	992,763	3,032,593	3,761,493
Product development expenses, gross	729,108	739,297	2,724,499	2,512,421
Less: Government contributions	(490,881)	(450,517)	(1,688,728)	(912,773)
	2,572,370	3,246,638	8,735,684	11,042,558
Earnings before other expenses/(income)	1,010,263	1,313,237	1,894,376	2,501,644

Gain on bargain purchase	-	-	(47,773)	-
Reversal of gain on bargain purchase	47,773	-	47,773	-
Loss on disposal of property and equipment	-	-	8,367	15,016
Interest and bank charges	75,216	162,924	260,397	439,971
Loss/(gain) on foreign exchange	251,625	414,251	(299,858)	359,623
Earnings before income taxes	635,649	736,062	1,925,470	1,687,034

Current income tax expense	21,060	54,341	121,268	710,453
Deferred income tax recovery	(68,038)	(140,147)	(205,004)	(3,205,830)
Net earnings for the period from continuing	682,627	821,868	2,009,206	4,182,411
operations

Net gain for the period from discontinued
operations	-	152,984	-	80,690
Net earnings for the period	$ 682,627	$ 974,852	$ 2,009,206	$ 4,263,101

Other comprehensive income/(loss)
Exchange differences on translation of operations
in currencies other than US Dollars	457,435	(668,365)	(738,565)	65,132
Total comprehensive income for the period	$ 1,140,062	$ 306,487	$ 1,270,641	$ 4,328,233

Net earnings per share
Basic earnings per share
Earnings from continuing operations	$ 0.01	$ 0.01	$ 0.03	$ 0.07
Earnings from discontinued operations	-	0.00	-	0.00
Total	$ 0.01	$ 0.02	$ 0.03	$ 0.07
Diluted earnings per share
Earnings from continuing operations	$ 0.01	$ 0.01	$ 0.03	$ 0.07
Earnings from discontinued operations	-	0.00	-	0.00
Total	$ 0.01	$ 0.02	$ 0.03	$ 0.07

Weighted average number of shares outstanding
Basic	57,674,356	58,036,732	57,845,925	58,182,759
Diluted	57,676,816	58,038,685	57,874,382	58,185,435

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Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$ 682,627	$ 974,852	$ 2,009,206	$ 4,263,101
Income taxes paid	(11,965)	(725)	(72,318)	(679,481)
Non-cash adjustments to reconcile net earnings to net cash flows:				-
Amortization	357,093	372,822	1,029,396	1,118,318
Foreign exchange loss/(gain)	251,625	414,251	(299,858)	359,623
Loan acquisition cost amortization	6,787	6,623	20,360	20,058
Loss on disposal of property and equipment	-	-	8,367	15,016
Gain on bargain purchase	-	-	(47,773)
Reversal of gain on bargain purchase	47,773	-	47,773
Gain on sale of subsidiary	-	(93,986)	-	(93,986)
Current income tax expense	21,060	54,342	121,268	710,454
Deferred income tax recovery	(68,038)	(140,147)	(205,004)	(3,205,830)
Share-based payments	65,957	66,577	231,106	169,416
Accretion of promissory notes	-	29,734	31,871	64,771
Government contribution	(490,881)	(456,100)	(1,722,877)	(951,147)
Changes in non-cash working capital	(1,292,529)	89,601	(1,633,036)	(224,630)
Net cash flows (used in)/ provided by operating actitivies	(430,491)	1,317,844	(481,519)	1,565,683

Investing activities:
Acquisition of business	-	-	(530,170)	-
Purchase of intangible assets, property and equipment	(450,879)	(103,952)	(519,011)	(481,817)
Proceeds from government contributions			-	-
for acquisition of property and equipment	103,517	-	103,517	260,214
Proceeds from sale of property and equipment	-	-	4,200	42,390
Proceeds from sale of asset held for sale	-	-	7,800	-
Redemption of short-term investment	-	-	-	67,918
Proceeds from sale of subsidiary	-	24,641	13,583	24,641
Net cash flows used in investing activities	(347,362)	(79,311)	(920,081)	(86,654)

Financing activities:
Repayment of acquisition loan	(480,000)	(750,000)	(1,890,000)	(2,050,000)
Payment of promissory note	-		(725,000)	-
Purchase of treasury shares	-		(229,881)	(131,474)
Vesting of RSUs	-		(7,805)	-
Proceeds from government contributions	1,188,902	19,609	1,863,874	727,459
Net cash flows provided by/(used in) financing activities	708,902	(730,391)	(988,812)	(1,454,015)

Effect of foreign currency translation on
cash and cash equivalents	(79,253)	156,828	(40,985)	190,952
Increase/(decrease) in cash and cash equivalents	(148,204)	664,970	(2,431,397)	215,966
Cash and cash equivalents, beginning of period	2,770,252	3,743,871	5,053,445	4,192,875
Cash and cash equivalents, end of period	$ 2,622,048	$ 4,408,841	$ 2,622,048	$ 4,408,841

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About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime-based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward-Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources, and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources, and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

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